
02005764

NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 16818

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GORDON & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Gateway Center - Suite 516 West
(No. and Street)

Newton	Massachusetts	02458
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison D. Salke (617) 964-6672
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name — if individual, state last, first, middle name)

70 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison D. Salke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon & Co., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer
Title

Notary Public

MY COMMISSION EXPIRES 08-06-2004

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- XX (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report. N/A
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDON & CO.

(A Partnership)

STATEMENT OF FINANCIAL CONDITION
AS OF
DECEMBER 31, 2001

(With Independent Auditor's Report Thereon)


PMN

TABLE OF CONTENTS





INDEPENDENT AUDITOR'S REPORT

PARTNERS
GORDON & CO.
Newton, Massachusetts

We have audited the accompanying statement of financial condition of Gordon & Co. (the Partnership) as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordon & Co. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle
Certified Public Accountants

January 17, 2002

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-9866
978/741-4237
Fax No. 978/745-4424

www.pmn.com

GORDON & CO.

(A Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 9,995,800
Deposits with clearing organizations	110,000
Receivables from brokers, dealers and clearing organizations	504,800
Receivables from customers	103,990
Notes receivable	1,489,971
Securities owned, at market value	3,156,940
Equipment and improvements - net	273,663
Other assets	18,171
	$15,653,335

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Payables to customers	$ 119,318
Payables to brokers, dealers and clearing organizations	222,598
Securities sold, not yet purchased	11,424
Accrued expenses and other liabilities	20,320
	373,660
Partners' capital	15,279,675
	$15,653,335

See notes to financial statements.



A. Summary of Significant Accounting Policies:

Description of business:

Gordon & Co. (the Partnership), a Massachusetts limited partnership, is a registered broker/dealer engaged primarily in the writing of limited price put and call options. Under the terms of such options, expiration prices are established. If the market price of the underlying security falls to or below (call options) or rises to or above (put options) the expiration price, the option expires. Upon issuance of each option, Gordon & Co. agrees to repurchase the option prior to expiration for certain specified prices. An option may be exercised; but, if it is not exercised, modified or repurchased, it expires at the end of the term of the option, as determined either by the expiration price or the expiration date of the option. The expiration price provision limits the off-balance sheet market risk, should there be an unfavorable change in the price of the underlying financial instrument. If a put option expires, Gordon & Co.'s policy is to immediately purchase the underlying security to cover its short position.

Principal customers are individuals located throughout the United States who are familiar with the type of risk associated with these investments, and who satisfy the options disclosure and suitability requirements imposed by the NASD.

Accounting for option income:

Option income is recognized over the term of the option, measured by the difference between the premiums received for writing and/or modifying the option and the amount of the Partnership's obligation to repurchase the option. For covered options, the amount of the repurchase obligation is considered in determining the realizable value of the underlying securities.



A. Summary of Significant Accounting Policies - (continued):

Cash equivalents:

For purposes of the statements of cash flows, the Partnership considers money market funds, commercial paper and all highly liquid debt instruments with maturity of three months or less when purchased to be cash equivalents.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and valuation of securities:

Securities transactions are recorded on a trade date basis. Securities, most of which are subject to outstanding put or call options, are recorded at realizable value, taking into account the repurchase provisions included in the options. Changes in the realizable value of securities are included in income.

Receivables from brokers, dealers and clearing organizations are collateralized in part by securities borrowed or sold. Receivables from customers are partially collateralized by securities owned by customers which are not reflected in the financial statements.



A. Summary of Significant Accounting Policies - (continued):

Securities-lending activities:

Securities borrowed are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Partnership to deposit cash, letters of credit, or other collateral with the lender. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair value of financial instruments:

The Partnership's financial instruments, except as discussed elsewhere, are recorded at carrying amounts which approximate fair value.

Equipment and improvements:

Equipment and improvements are reported at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed by use of accelerated methods over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred.

Allocation of partnership income:

The Class B limited partners receive a guaranteed payment equal to 7-1/2% of their average capital in the limited partnership. The special limited partners receive the lesser of their allocated share of the partnership's net income or a guaranteed payment equal to 10% of their average capital in the limited partnership. Another limited partner receives payment on this same basis, except the percentage is 7-1/2%.



A. Summary of Significant Accounting Policies - (continued):

Allocation of partnership income - (continued):

Net income of the Partnership remaining after the guaranteed payments to the limited partners is allocated to the general partner.

Income taxes:

Federal and state income taxes are not payable or provided for by the Partnership, as individual partners are liable for income taxes on their distributive share of Partnership taxable income.

B. Cash Segregated Under Federal Regulations:

Cash of $161,429, at December 31, 2001, was segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. No additional deposit was necessary to meet the required reserve computed as of December 31, 2001.

C. Notes Receivable:

During 2001, the Partnership converted two outstanding receivables from customers into notes. One note in the amount of $120,375 is unsecured, and bears interest at 8.25%. The note and accrued interest is due June, 2002. The other note in the amount of $1,369,596 bears interest at the broker call rate (3.5% at December 31, 2001), and is due with the accrued interest in December, 2002. This note is collateralized by an assignment of a promissory note from an unrelated entity.



GORDON & CO.

(A Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

(Continued)

D. Equipment and Improvements:

Equipment and improvements are summarized as follows:

Automobile	$ 49,586
Furniture and fixtures	59,056
Office equipment	310,635
Leasehold improvements	60,893
	480,170
Less accumulated depreciation and amortization	(206,507)
	$ 273,663

E. Payables to Brokers, Dealers and Clearing Organizations:

Payables to brokers, dealers and clearing organizations are collateralized by securities purchased.



F. Securities Owned and Sold, Not Yet Purchased:

Market value of securities owned	$ 3,554,557
Less reduction of securities valuation to reflect the repurchase provisions of options sold (Note A)	397,617
	$ 3,156,940
Cost of securities owned	$ 5,345,393
Market value of securities sold, not yet purchased	$ 9,495
Plus increase in securities valuation to reflect the purchase provisions of options sold (Note A)	1,929
	$ 11,424
Cost of securities sold, not yet purchased	$ 10,150

At December 31, 2001, three securities accounted for approximately 71% of the market value of securities owned.

At December 31, 2001, all outstanding put and call options were covered.



G. Line of Credit:

The Partnership has available a line of credit, expiring March 15, 2002, which permits the Partnership to borrow the lesser of $10,000,000 or 70% of eligible current market value of securities, with interest at the bank's prime rate. No borrowings were outstanding as of December 31, 2001. All securities and investment property of the Partnership are pledged as collateral.

H. Employee Benefits:

The Partnership has a 401(K) Plan and a Profit Sharing Plan. The 401(K) Plan entitles all full-time employees to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Partnership is obligated to contribute 3% of an employee's salary to the Plan on an annual basis. All full-time employees who have completed one year of service are eligible for the Profit Sharing Plan. The Partnership is obligated to contribute 12% of an employee's salary to the Plan on an annual basis. Contributions to these Plans amounted to $113,403 in 2001.

I. Concentration of Credit Risk:

The Partnership maintains its cash balances at several financial institutions, and invests excess funds in money market mutual funds. Balances deposited in commercial banks are insured by the Federal Deposit Insurance Corporation, up to $100,000, while the balances invested in money market mutual funds are not insured. As of December 31, 2001, the uninsured balances aggregated approximately $9,939,000.



J. Lease Commitments:

The Partnership is committed, under a lease for office space, expiring September, 2002. The lease contains escalating clauses for operating and real estate taxes. Future minimum rental payments, without regard to escalation clauses, on this lease are $45,239 for the year ending December 31, 2002.

K. Net Capital Requirements:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $14,155,163, which was $13,905,163 in excess of its required net capital of $250,000. The Partnership's net capital ratio was .01 to 1, at December 31, 2001.

L. Related Party Transactions:

The Partnership has an agreement with a computer consulting company for monthly computer maintenance. During 2001, the Partnership also contracted with this Company to design new trading and back office software. This company is partly owned by the Partnership's chief executive officer who is also a limited partner of the Partnership.

Computer maintenance expense and related software design amounted to $460,031 for the year ended December 31, 2001.





INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

GORDON & CO.
Newton, Massachusetts

In planning and performing our audit of the financial statements of Gordon & Co. (the Partnership) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making quarterly securities examinations, counts, verifications, and comparisons; and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-9866
978/741-4237
Fax No. 978/745-4424

www.pmn.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Parent, McLaughlin + Nangle

Certified Public Accountants

January 17, 2002

